Joseph J. Tomasek, Esq.
                             77 North Bridge Street
                          Somerville, New Jersey 08876

                                December 1, 2005

                              FOR THE EXCLUSIVE USE
                 OF THE SECURITIES AND EXCHANGE COMMISSION ONLY

VIA EDGAR, TELECOPY AND OVERNIGHT DELIVERY
Securities and Exchange Commission
Mail Stop 4561
100 F Street, N.E.
Washington, D.C. 20005

Attention: Ms. Kathleen Collins
           Accounting Branch Chief

                        RE:   Magnitude Information Systems, Inc.
                              Form 10-KSB for the Fiscal Year Ended
                              December 31, 2004
                              Filed March 30, 2005
                              File No. 000-32485

Dear Ms. Collins:

      I serve as General Counsel to Magnitude Information Systems, Inc. (the "Company"). We are filing today via EDGAR, Amendment No. 2 to the Company's Form 10-KSB for the fiscal year ended December 31, 2004 (the "Amendment"). The Amendment contains revisions responsive to the four(4) comments set forth in the Staff comment letter to the Company, dated November 15, 2005. We are filing the Amendment, this correspondence and certain revised supplementary information, identified below, via EDGAR as required by Rule 101 of Regulation S-T as well as mailing three (3) hard copies together with the Staff's November 15, 2005 comment letter by overnight delivery and telecopying one (1) copy for the Staff's convenience. Please note the Company's following responses, keyed to the Staff's comments in its November 15, 2005 letter:

Report of Independent Registered Public Accounting Firm, page 1

1. We note the revisions to your financial statements related to the reclassification of certain beneficial conversion rights and deferred compensation and the revaluation of options and warrants issued to non-employees and employees for services. We also note your footnote on page 26 titled, "Restatement of Results." Tell us how your auditors considered including a reference in their audit report to the restatement. We refer you to AU 561.06.

Ms. Kathleen Collins
December 1, 2005
Page 2

      Please be advised that our auditors have revised their Auditor's Report by including a new paragraph referencing the footnote titled "Restatement of Results" in accordance with the Staff's comment and AU 561.06.

Consolidated Statement of Stockholders' Equity (Deficit), page 5

2. We note your revised presentation of your statement of Stockholders' equity (deficit) for year ended December 31, 2004. It appears that the ending balances at December 31, 2003 do not agree to the beginning balances at January 1, 2004 and that certain amounts for the year ended December 31, 2004 are not in the correct columns. Revise your presentation to include the correct amounts, as necessary, or tell us why such revisions are not necessary.

      In response to the Staff's comment, we have revised the presentation of the statement of stockholder's equity (deficit) for the year ended December 31, 2004 by correcting certain amounts so that the ending balances at December 31, 2003 agree with the beginning balances at January 1, 2004.

Restatement of Results, page 26.

3. We have reviewed your explanatory note on page 2 of your 10-KSB/A and note your statement, "the restatement involves reclassifying certain equity positions in connection with beneficial conversion rights accrued to warrants and shares of convertible preferred stock issued in 2003 and 2004 as well as the reclassification of deferred compensation." However, in your restatement footnote on page 26, you refer only to the restated financial results to reflect a revision related to the valuation of securities issued to non-employees for services performed. Tell us why your restatement footnote does not discuss the revisions related to your reclassifications related to the beneficial conversion rights accrued to warrants and shares of convertible preferred stock. Additionally, help us understand what the beneficial conversion rights you refer to on page 2 consist of and provide us with your calculation/analysis of this beneficial conversion rights as well as the accounting literature you are relying on.

      In response to the Staff's comment, the Amendment contains additional disclosures in the Explanatory Note and the restatement footnote that provide more complete disclosure and clarification that the restated financial results relate to the Company's elimination of a discount of 50% applied to the market price of the Company's common stock when valuing certain securities issued prior to January 1, 2004 to employees and non-employees for services rendered as well as a reclassification of deferred compensation and reclassifications related to the beneficial conversion rights accrued to warrants and shares of convertible preferred stock caused by the elimination of this discount.

      In further response to the Staff's comment and by way of supplementary information, we have attached to this correspondence, as Attachment A, a
      (1) "Summary of Recalculation of Warrant Cost and Beneficial Conversion Feature and 2003 Amortization on Convertible Preferred Stock Issued in 2003 FYE December 31, 2003 FS Restatement, (2) a Recalculation of Beneficial Conversion Feature on Convertible Preferred Stock Issued in 2003 FYE December 31, 2003 FS Restatement, (3) a Summary of Recalculation of Warrant Cost and Beneficial Conversion Feature and 2004 Amortization on Convertible Preferred Stock Issued in 2003 and 2004 FYE December 31, 2004 FS Restatement and (4) Recalculation of Beneficial Conversion Feature on Convertible Preferred Stock Issued in 2004 FYE December 31, 2004 FS Restatement

Ms. Kathleen Collins
December 1, 2005
Page 3

General

4. Please refer to comment 6 in our letter dated October 21, 2005. We note in your response that the Company filed a separate correspondence via Edgar, signed by the executive officers and directors of the Company, acknowledging your responsibilities as indicated in our previous comment. We note, however, that the correspondence filed via Edgar included was only signed by Mr. Angelastri. Was it the Company's intent to have all named persons sign the letter? If so, please revise to include appropriate signatures.

      Please be advised that the executive officers and directors of the Company signed their acknowledgment of responsibilities, including Director, Ivano Angelastri, but it appears that the copy of this letter acknowledgment, filed via Edgar on October 28, 2005, failed to contain conformed signatures. Please be further advised that hard copies of the signed acknowledgement letters were sent to the attention of Kathleen Collins, Accounting Branch Chief on the same date via overnight delivery. We have filed the letter of acknowledgment of responsibilities, with all conformed signatures with this correspondence and have enclosed hard copies as supplementary material.

      Please do not hesitate to contact the undersigned if you require any further information or documents.

                                                Very truly yours,
                                                /s/ Joseph J. Tomasek
                                                Joseph J. Tomasek, Esq.

Encl.
cc:   Patrick Gilmore
      Division of Corporation Finance

      Steve D. Rudnik, President
      Magnitude Information Systems, Inc.

      Joerg Klaube, Chief Financial Officer
      Magnitude Information Systems, Inc.

Ms. Kathleen Collins
December 1, 2005
Page 4

                       Magnitude Information Systems, Inc.
                               401 State Route 24
                            Chester, New Jersey 07930

                                October 20, 2005

                              FOR THE EXCLUSIVE USE
                 OF THE SECURITIES AND EXCHANGE COMMISSION ONLY

VIA EDGAR AND OVERNIGHT DELIVERY
Filing Desk
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20005

Attention: Kathleen Collins, Accounting Branch Chief

                  RE: Magnitude Information Systems, Inc. (the "Company") Form 10-KSB for the Fiscal Year Ended
                        December 31, 2004
                        Filed March 30, 2005
                        File No. 000-32485

Dear Ms. Collins:

      The undersigned, including the Chief Executive Officer and the Chief Financial Officer, comprising the executive officers of the Company, and all of the four (4) directors of the Company, hereby acknowledge to the Commission their respective obligations in connection with Amendment No. 1 to the Company's Form 10-KSB for the fiscal year ended December 31, 2004 and Amendments No. 1 to the Company's Forms 10-QSB for the quarters ended March 31, 2005 and June 30, 2005 (collectively, the "Filing"), filed with the Commission via Edgar on or about October 21, 2005, which include that:

      o the Company is responsible for the adequacy and accuracy of the disclosures in the Filing;

      o Staff comments or changes to disclosures in the Filing and the Company's responses to Staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

Ms. Kathleen Collins
December 1, 2005
Page 5

      o the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                        Very truly yours,

                                        MAGNITUDE INFORMATION SYSTEMS, INC.


                                        By: /s/ Steven D. Rudnik
                                            ------------------------------------
                                            Steven D. Rudnik, President, Chief
                                             Executive Officer and Director


                                        By: /s/ Joerg H. Klaube
                                            ------------------------------------
                                            Joerg H. Klaube, Chief Financial
                                             Officer


                                        By: /s/ Steven Gray
                                            ------------------------------------
                                            Steven Gray, Director


                                        By: /s/ Ivano Angelastri
                                            ------------------------------------
                                            Ivano Angelastri, Director


                                        By: /s/ Joseph J. Tomasek
                                            ------------------------------------
                                            Joseph J. Tomasek, Director

                                  ATTACHMENT A

Magnitude Information Systems, Inc.
Summary of recalculation of Warrant Cost and Beneficial Conversion Feature, and 2003 Amortization on Convertible Preferred Stock Issued in 2003
FYE December 31, 2003 FS Restatement

                                                                                                         Calc              Calc
      Description              Investment         to Warr           to BCF(3)      to Pref.Stock       AmortWarr         AmortBCR
------------------------------------------------------------------------------------------------
Issued with warrants           876,962.00        653,998.08        222,963.92                --        26,690.60         8,148.50
Issued without warrants         78,632.78                --         32,442.22         46,190.56               --               --
                               --------------------------------------------------------------------------------------------------
Recalculated Totals            955,594.78        653,998.08        255,406.14         46,190.56        26,690.60         8,148.50
                                   (1)   ------------------------------(2)------------------------ ----------------(4)-----------

NOTES:

(1) Total investment recalculated based on elimination of 50% discount of stock valuation taken on certain issuances

(2) Increased overall value due to elimination of 50% valuation discount caused re-allocation of warrants and preferred stock (discounted for BCF) based on relative values under APB 16. The total gross discount on preferred stock (warrants and BCF) totaled $909,404.

(3) Intrinsic value of beneficial conversion features calculated under provisions of EITF 98-5 as amended by EITF 00-27 (see following page).

(4) Discount amortized over period through date of earliest conversion (6 months); certain issuances made on 12/31/03

Consideration was given to the provisions of EITF 00-19, and above securities issued were classified as permanent equity as the instruments must be physically settled in a certain number of shares, are not mandatorily redeemable and meet all other conditions necessary for equity classification.

 Magnitude Information Systems, Inc.
 Recalculation of Beneficial Conversion Feature on
 Convertible Preferred Stock Issue in 2003
 FYE December 31, 2003 FS Restatement

                                                                    (A)              (B)         (C)    (A x (C) - (B)
    Principal/    Allocation of Proceeds (see (1) to right)  Shares Issuable      Effective     Market
Investment Amount      to Warrants   to Preferred Stock      upon Conversion  Conversion Price  Price   Intrinsic Value        BCF
------------------------------------------------------------------------------------------------------------------------------------
With warrants:
--------------
      30,000.00         23,293.99         6,706.01                500,000            0.01        0.07         28,293.99     6,706.01
     108,000.00         83,860.23        24,139.77              2,000,000            0.01        0.07        115,860.23    24,139.77
     100,002.00         74,954.84        25,047.16              1,666,700            0.02        0.12        174,956.84    25,047.16
      27,000.00         20,237.35         6,762.65                500,000            0.01        0.12         53,237.35     6,762.65
      16,200.00         11,982.25         4,217.75                300,000            0.01        0.15         40,782.25     4,217.75
      64,800.00         47,928.99        16,871.01              1,200,000            0.01        0.15        163,128.99    16,871.01
       5,400.00          3,994.08         1,405.92                100,000            0.01        0.15         13,594.08     1,405.92
     150,000.00        110,946.75        39,053.25              2,500,000            0.02        0.15        335,946.75    39,053.25
       7,000.00          5,177.52         1,822.48                116,667            0.02        0.15         15,677.57     1,822.48
      30,000.00         22,189.35         7,810.65                500,000            0.02        0.15         67,189.35     7,810.65
      10,000.00          7,396.45         2,603.55                166,667            0.02        0.15         22,396.50     2,603.55
       6,000.00          4,734.35         1,265.65                100,000            0.01        0.15         13,734.35     1,265.65
      24,000.00         18,937.40         5,062.60                400,000            0.01        0.15         54,937.40     5,062.60
      15,000.00         11,094.67         3,905.33                250,000            0.02        0.15         33,594.67     3,905.33
      20,000.00         14,792.90         5,207.10                333,333            0.02        0.15         44,792.85     5,207.10
      20,000.00         14,792.90         5,207.10                333,333            0.02        0.15         44,792.85     5,207.10
      41,000.00         30,325.45        10,674.55                683,334            0.02        0.15         91,825.55    10,674.55
      24,000.00         17,751.48         6,248.52                400,000            0.02        0.15         53,751.48     6,248.52
      30,000.00         22,189.35         7,810.65                500,000            0.02        0.15         67,189.35     7,810.65
      11,000.00          8,136.09         2,863.91                200,000            0.01        0.15         27,136.09     2,863.91
      10,000.00          7,396.45         2,603.55                166,667            0.02        0.15         22,396.50     2,603.55
      10,000.00          7,396.45         2,603.55                166,667            0.02        0.15         22,396.50     2,603.55
      82,560.00         64,106.70        18,453.30              1,376,000            0.01        0.07         77,866.70    18,453.30
      10,000.00          7,396.45         2,603.55                166,667            0.02        0.15         22,396.50     2,603.55
      19,000.00         12,985.62         6,014.38                316,667            0.02        0.15         41,485.67     6,014.38

       6,000.00                --         6,000.00                100,000            0.06        0.15          9,000.00     6,000.00

Without warrants:
-----------------
      13,000.00                --        13,000.00                160,000            0.08        0.15         11,000.00    11,000.00
      65,632.78                --        65,632.78                580,500            0.11        0.15         21,442.22    21,442.22

------------------------------------------------------------------------------------------------------------------------------------

     955,594.78        653,998.08       301,596.70             15,783,202                                                 255,406.14

(1) Calculation of proceed allocations:

    Principal/          Common  Per Share Value            No. of      Total Relative                  Total Relative
Investment Amount  Share Value  Preferred Stock  Preferred Shares   Preferred Stock Value               Warrant Value
-----------------
With warrants:
--------------
      30,000.00           0.07             7.00          5,000.00               35,000.00    77.65%         10,076.00    22.35%
     108,000.00           0.07             7.00         20,000.00              140,000.00    77.65%         40,300.00    22.35%
     100,002.00           0.12            12.00         16,667.00              200,004.00    74.95%         66,834.00    25.05%
      27,000.00           0.12            12.00          5,000.00               60,000.00    74.95%         20,050.00    25.05%
      16,200.00           0.15            15.00          3,000.00               45,000.00    73.96%         15,840.00    26.04%
      64,800.00           0.15            15.00         12,000.00              180,000.00    73.96%         63,360.00    26.04%
       5,400.00           0.15            15.00          1,000.00               15,000.00    73.96%          5,280.00    26.04%
     150,000.00           0.15            15.00         25,000.00              375,000.00    73.96%        132,000.00    26.04%
       7,000.00           0.15            15.00          1,166.67               17,500.05    73.96%          6,160.00    26.04%
      30,000.00           0.15            15.00          5,000.00               75,000.00    73.96%         26,400.00    26.04%
      10,000.00           0.15            15.00          1,666.67               25,000.05    73.96%          8,800.00    26.04%
       6,000.00           0.15            15.00          1,000.00               15,000.00    78.91%          4,010.00    21.09%
      24,000.00           0.15            15.00          4,000.00               60,000.00    78.91%         16,040.00    21.09%
      15,000.00           0.15            15.00          2,500.00               37,500.00    73.96%         13,200.00    26.04%
      20,000.00           0.15            15.00          3,333.33               49,999.95    73.96%         17,600.00    26.04%
      20,000.00           0.15            15.00          3,333.33               49,999.95    73.96%         17,600.00    26.04%
      41,000.00           0.15            15.00          6,833.34              102,500.10    73.96%         36,080.00    26.04%
      24,000.00           0.15            15.00          4,000.00               60,000.00    73.96%         21,120.00    26.04%
      30,000.00           0.15            15.00          5,000.00               75,000.00    73.96%         26,400.00    26.04%
      11,000.00           0.15            15.00          2,000.00               30,000.00    73.96%         10,560.00    26.04%
      10,000.00           0.15            15.00          1,666.67               25,000.05    73.96%          8,800.00    26.04%
      10,000.00           0.15            15.00          1,666.67               25,000.05    73.96%          8,800.00    26.04%
      82,560.00           0.07             7.00         13,760.00               96,320.00    77.65%         27,726.00    22.35%
      10,000.00           0.15            15.00          1,666.67               25,000.05    73.96%          8,800.00    26.04%
      19,000.00           0.15            15.00          3,166.67               47,500.05    68.35%         22,000.00    31.65%

       6,000.00

Without warrants:
-----------------
      13,000.00
      65,632.78

------------------

     955,594.78

Magnitude Information Systems, Inc.
Summary of Recalculation of Warrant Cost and Beneficial Conversion Feature and 2004 Amortization on Convertible Preferred Stock Issued in 2003 and 2004 FYE December 31, 2004 FS Restatement

                                                                                            Calc               Calc
         Description                 Investment         to Warr           to BCF(3)       AmortWarr          AmortBCF
----------------------------------------------------------------------------------------------------------------------
 Amortization-2003 Issuances                                                              627,307.48        247,257.64
2004 Issuances with warrants        939,640.00        697,026.36        242,613.64        697,026.36        242,613.64

----------------------------------------------------------------------------------------------------------------------
 Recalculated Totals                939,640.00        697,026.36        242,613.64        697,026.36        242,613.64
                                        (1)   --------------------(2)---------------- -----------------(4)------------

NOTES:

(1) Total for recalculation includes investment plus issuance costs per EITF 00-27 (no 50% discount taken in 2004)

(2) Allocations to warrants and preferred stock (discounted for BCF) based on relative values under APB 16. The total discount of preferred stock (warrants and BCF) totaled $939,640

(3) Intrinsic value of beneficial conversion features calculated under provisions of EITF 98-5 as amended by EITF 00-27 (see following page).

(4) Discount amortized over period through date of earliest conversion (6 months)

Consideration was given to the provisions of EITF 00-19, and above securities issued were classified as permanent equity as the instruments must be physically settled in a certain number of shares, are not mandatorily redeemable and meet all other conditions necessary for equity classification.

 Magnitude Information Systems, Inc.
 Recalculation of Beneficial Conversion Feature on
 Convertible Preferred Stock Issued in 2004
 FYE December 31, 2004 FS Restatement

                                                                    (A)              (B)         (C)    (A x (C) - (B)
    Principal/    Allocation of Proceeds (see (1) to right)  Shares Issuable      Effective     Market
Investment Amount      to Warrants   to Preferred Stock      upon Conversion  Conversion Price  Price   Intrinsic Value       BCF
------------------------------------------------------------------------------------------------------------------------------------
      50,000.00         37,096.01        12,903.99                833,334            0.02        0.14        103,762.77    12,903.99
      12,000.00          8,903.02         3,096.98                200,000            0.02        0.14         24,903.02     3,096.98
      60,000.00         44,378.70        15,621.30              1,000,000            0.02        0.15        134,378.70    15,621.30
      30,000.00         22,375.22         7,624.78                500,000            0.02        0.13         57,375.22     7,624.78
      15,000.00         11,094.67         3,905.33                250,000            0.02        0.15         33,594.67     3,905.33
      30,000.00         22,189.35         7,810.65                500,000            0.02        0.15         67,189.35     7,810.65
      30,000.00         22,189.35         7,810.65                500,000            0.02        0.15         67,189.35     7,810.65
      30,000.00         22,189.35         7,810.65                500,000            0.02        0.15         67,189.35     7,810.65
      10,000.00          7,396.44         2,603.56                166,666            0.02        0.15         22,396.34     2,603.56
      10,000.00          7,396.44         2,603.56                166,666            0.02        0.15         22,396.34     2,603.56
      10,000.00          7,396.44         2,603.56                166,666            0.02        0.15         22,396.34     2,603.56
       5,000.00          3,709.68         1,290.32                 83,334            0.02        0.14         10,376.44     1,290.32
      50,000.00         36,982.26        13,017.74                833,334            0.02        0.15        111,982.36    13,017.74
      12,000.00          8,903.02         3,096.98                200,000            0.02        0.14         24,903.02     3,096.98
      12,000.00          8,903.02         3,096.98                200,000            0.02        0.14         24,903.02     3,096.98
      30,000.00         22,257.55         7,742.45                500,000            0.02        0.14         62,257.55     7,742.45
      30,000.00         22,257.55         7,742.45                500,000            0.02        0.14         62,257.55     7,742.45
      12,000.00          8,903.02         3,096.98                200,000            0.02        0.14         24,903.02     3,096.98
      15,000.00         11,128.78         3,871.22                250,000            0.02        0.14         31,128.78     3,871.22
      12,000.00          8,903.02         3,096.98                200,000            0.02        0.14         24,903.02     3,096.98
      24,000.00         17,806.04         6,193.96                400,000            0.02        0.14         49,806.04     6,193.96
      21,000.00         15,580.29         5,419.71                350,000            0.02        0.14         43,580.29     5,419.71
      30,000.00         22,257.55         7,742.45                500,000            0.02        0.14         62,257.55     7,742.45
      18,000.00         13,354.53         4,645.47                300,000            0.02        0.14         37,354.53     4,645.47
      24,000.00         17,806.04         6,193.96                400,000            0.02        0.14         49,806.04     6,193.96
      42,000.00         31,160.57        10,839.43                700,000            0.02        0.14         87,160.57    10,839.43
      18,000.00         13,425.13         4,574.87                300,000            0.02        0.13         34,425.13     4,574.87
       9,000.00          6,712.56         2,287.44                150,000            0.02        0.13         17,212.56     2,287.44
      30,000.00         22,257.55         7,742.45                500,000            0.02        0.14         62,257.55     7,742.45
       5,000.00          3,729.12         1,270.88                 83,334            0.02        0.13          9,562.54     1,270.88
      12,000.00          8,950.09         3,049.91                200,000            0.02        0.13         22,950.09     3,049.91
      40,000.00         29,833.57        10,166.43                666,000            0.02        0.13         76,413.57    10,166.43
      40,000.00         29,676.74        10,323.26                600,000            0.02        0.13         67,676.74    10,323.26
      50,000.00         37,095.92        12,904.08                833,334            0.02        0.14        103,762.68    12,904.08
      36,000.00         26,709.06         9,290.94                600,000            0.02        0.14         74,709.06     9,290.94
       8,400.00          6,232.11         2,167.89                140,000            0.02        0.12         14,632.11     2,167.89
      54,000.00         40,063.59        13,936.41              1,000,000            0.01        0.12        106,063.59    13,936.41
       3,240.00          2,403.82           836.18                 60,000            0.01        0.12          6,363.82       836.18
      10,000.00          7,419.18         2,580.82                166,667            0.02        0.14         20,752.56     2,580.82
------------------------------------------------------------------------------------------------------------------------------------

     939,640.00        697,026.36       242,613.64             15,699,335                                                 242,613.64

(1) Calculation of proceed allocations:

    Principal/          Common  Per Share Value            No. of       Total Relative                 Total Relative
Investment Amount  Share Value  Preferred Stock  Preferred Shares   Preferred Stock Value               Warrant Value
-----------------
      50,000.00           0.14            14.00          8,333.34              116,666.76    74.19%         40,583.00    25.81%
      12,000.00           0.14            14.00          2,000.00               28,000.00    74.19%          9,740.00    25.81%
      60,000.00           0.15            15.00         10,000.00              150,000.00    73.96%         52,800.00    26.04%
      30,000.00           0.13            13.00          5,000.00               65,000.00    74.58%         22,150.00    25.42%
      15,000.00           0.15            15.00          2,500.00               37,500.00    73.96%         13,200.00    26.04%
      30,000.00           0.15            15.00          5,000.00               75,000.00    73.96%         26,400.00    26.04%
      30,000.00           0.15            15.00          5,000.00               75,000.00    73.96%         26,400.00    26.04%
      30,000.00           0.15            15.00          5,000.00               75,000.00    73.96%         26,400.00    26.04%
      10,000.00           0.15            15.00          1,666.66               24,999.90    73.96%          8,800.00    26.04%
      10,000.00           0.15            15.00          1,666.66               24,999.90    73.96%          8,800.00    26.04%
      10,000.00           0.15            15.00          1,666.66               24,999.90    73.96%          8,800.00    26.04%
       5,000.00           0.14            14.00            833.34               11,666.76    74.19%          4,058.00    25.81%
      50,000.00           0.15            15.00          8,333.34              125,000.10    73.96%         44,000.00    26.04%
      12,000.00           0.14            14.00          2,000.00               28,000.00    74.19%          9,740.00    25.81%
      12,000.00           0.14            14.00          2,000.00               28,000.00    74.19%          9,740.00    25.81%
      30,000.00           0.14            14.00          5,000.00               70,000.00    74.19%         24,350.00    25.81%
      30,000.00           0.14            14.00          5,000.00               70,000.00    74.19%         24,350.00    25.81%
      12,000.00           0.14            14.00          2,000.00               28,000.00    74.19%          9,740.00    25.81%
      15,000.00           0.14            14.00          2,500.00               35,000.00    74.19%         12,175.00    25.81%
      12,000.00           0.14            14.00          2,000.00               28,000.00    74.19%          9,740.00    25.81%
      24,000.00           0.14            14.00          4,000.00               56,000.00    74.19%         19,480.00    25.81%
      21,000.00           0.14            14.00          3,500.00               49,000.00    74.19%         17,045.00    25.81%
      30,000.00           0.14            14.00          5,000.00               70,000.00    74.19%         24,350.00    25.81%
      18,000.00           0.14            14.00          3,000.00               42,000.00    74.19%         14,610.00    25.81%
      24,000.00           0.14            14.00          4,000.00               56,000.00    74.19%         19,480.00    25.81%
      42,000.00           0.14            14.00          7,000.00               98,000.00    74.19%         34,090.00    25.81%
      18,000.00           0.13            13.00          3,000.00               39,000.00    74.58%         13,290.00    25.42%
       9,000.00           0.13            13.00          1,500.00               19,500.00    74.58%          6,645.00    25.42%
      30,000.00           0.14            14.00          5,000.00               70,000.00    74.19%         24,350.00    25.81%
       5,000.00           0.13            13.00            833.34               10,833.42    74.58%          3,692.00    25.42%
      12,000.00           0.13            13.00          2,000.00               26,000.00    74.58%          8,860.00    25.42%
      40,000.00           0.13            13.00          6,660.00               86,580.00    74.58%         29,504.00    25.42%
      40,000.00           0.13            13.00          6,000.00               78,000.00    74.58%         26,580.00    25.42%
      50,000.00           0.14            14.00          8,333.34              116,666.76    74.19%         40,583.00    25.81%
      36,000.00           0.14            14.00          6,000.00               84,000.00    74.19%         29,220.00    25.81%
       8,400.00           0.12            12.00          1,400.00               16,800.00    74.95%          5,614.00    25.05%
      54,000.00           0.12            12.00         10,000.00              120,000.00    74.95%         40,100.00    25.05%
       3,240.00           0.12            12.00            600.00                7,200.00    74.95%          2,406.00    25.05%
      10,000.00           0.14            14.00          1,666.67               23,333.38    74.19%          8,117.00    25.81%